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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EXCHANGE NATIONAL BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK — $1.00 PAR VALUE

(Title of Class of Securities)

301309100

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 301309100

1.	Name of Reporting Person: Donald L. Campbell		I.R.S. Identification Nos. of above persons (entities only): 500 24 0720

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 142,693.0116

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 105,560

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 142,693.0116

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
Exchange National Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
132 East High Street Jefferson City, Missouri 65101

Item 2.
	(a)	Name of Person Filing:
This Schedule 13G is filed Pursuant to Rule 13d-1 © of the Securities and Exchange Act of 1934, as amended. It is filed by the following person: Donald L. Campbell (“Mr. Campbell”).
	(b)	Address of Principal Business Office or, if none, Residence:
The business address for Mr. Campbell is 132 East High Street, Jefferson City, Missouri 65101.
	(c)	Citizenship:
Mr. Campbell is a United States citizen
	(d)	Title of Class of Securities:
Common stock, par value $1.00 per share.
	(e)	CUSIP Number:
301309 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
Mr. Campbell may be deemed the beneficial owner of (i) 103,452 shares owned of record by Campbell Family L. P., which currently holds all shares previously owned of record by Mr. Campbell and his wife, and (ii) 37,133.0116 shares held in The Exchange National Bank of Jefferson City Profit Sharing Trust for the benefit of Mr. Campbell, and (iii) 2,108 shares owned solely by Mr. Campbell. Mr. Campbell has sole voting and investment power over the 103,452 shares owned of record by Campbell Family L. P. and the 2,108 shares owned solely by himself. Mr. Campbell has sole voting power, but no investment power, with respect to the 37,133.0116 shares held in The Exchange National Bank of Jefferson City, Profit Sharing Trust for his benefit.
(b) Percent of class:
The shares identified in paragraph (a) above as being beneficially owned by Mr. Campbell represent 5% of the 2,827,453 shares outstanding on December 31, 2002.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
142,693.01 shares.
(ii) Shared power to vote or to direct the vote:
- 0 - shares.
(iii) Sole power to dispose or to direct the disposition of:
105,560 shares.
(iv) Shared power to dispose or to direct the disposition of:
- 0 - shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

By:	/s/ Donald L. Campbell
Name:	Donald L. Campbell
Title:

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